Exhibit 99.1

NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS

You are invited to the Husky Energy Inc. 2018 annual meeting of common shareholders:

When

Thursday, April 26, 2018, 10:30 a.m. (Calgary time)

Where

Performance Hall, National Music Centre – Studio Bell, 850 – 4th Street S.E., Calgary, Alberta

Webcast

A live webcast of the meeting will be available at www.huskyenergy.com

Business of the Annual Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2017;

2.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation;

3.	To elect the Board of Directors for the ensuing year; and

4.	To transact such other business as may be properly brought before the meeting, or any adjournment or adjournments thereof.

You Have the Right to Vote

Only shareholders of record at the close of business on March 16, 2018 are entitled to notice of and to attend the meeting, or any adjournment or adjournments thereof, and to vote thereat.

Important Information

Your participation at the meeting is important. If you do not expect to attend in person and would like your common shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone or by mail and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions and Answers section in the accompanying management information circular for more information on the voting methods available to you. To be valid all proxies must be deposited at the office of the registrar and transfer Agent of the Corporation, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 24, 2018, or on the second last business day preceding any adjournment of the meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

By Order of the Board of Directors,

James D. Girgulis
Senior Vice President, General Counsel & Secretary
Calgary, Alberta, Canada
March 21, 2018

HUSKY ENERGY INC. | 2018 MANAGEMENT INFORMATION CIRCULAR | A-1